EXHIBIT 99.1


IMPORTANT FACTORS


HISTORY OF LOSSES; ANTICIPATED FUTURE LOSSES

The Company has experienced continued and significant operating losses since its inception in 1984 and has an accumulated deficit. The Company anticipates continuing operating losses for the foreseeable future. The Company's ability to generate revenues from operations and achieve profitability depends upon a number of factors, including its ability to successfully complete development work on and commercialize the Basis(TM) Cardiac Output Monitoring System and the costs and related timing of implementation of its marketing, sales and manufacturing activities. There can be no assurance that the Company will be able to successfully introduce the Basis Cardiac Output Monitoring System or that the Company will generate revenues or achieve profitability at any time in the future.

DEPENDENCE ON AND NEED FOR FURTHER DEVELOPMENT OF THE BASIS CARDIAC OUTPUT MONITORING SYSTEM

The Company's success depends upon the Basis Cardiac Output Monitoring System, which currently is its sole product. Although product prototypes were found to perform consistently with the Company's expectations in Company lab and mammal tests, early results from the Company's product evaluations of the Basis Cardiac Output Monitoring System and RealFlow Probe indicated the need for modifications in order to meet the Company's product performance expectations. While the Company intends to make these modifications before continuing with further product evaluations at its clinical sites, there can be no assurance that the necessary modifications can be timely and successfully developed. Any inability to timely and successfully make the necessary product modifications could delay or prevent successful commercialization of the Basis Cardiac Output Monitoring System, which would have a material, adverse effect on the Company's business, financial condition and results of operations.

FAILURE OF PRIOR CARDIAC OUTPUT MONITORING SYSTEM

In the Company's early stages - from the years 1984 to 1994 - it developed and marketed two ultrasound-based cardiac output devices: one that was integrated into an endotrachial tube, and the other being a predecessor to the current Basis Cardiac Output Monitoring System. Both products were sold or distributed in the 1990's in small quantities. After a small commercialization effort, the Company ceased marketing due to unreliable product performance caused by a variety of factors, including inadequate probe sensitivity and signal processing, and hardware performance constraints. Although management believes that the Basis Cardiac Output Monitoring System incorporates design changes that address the shortcomings of the prior systems, there can be no assurance that performance problems will not occur in clinical use of the Basis Cardiac Output Monitoring System.

NEED FOR ADDITIONAL FINANCING

The Company expects that additional financing will be needed in the first quarter of 2000 to fund its development and product commercialization plans. Such additional financing may include sales of debt or equity securities or loans from banks or other financial institutions. Equity securities of the Company could result in substantial additional dilution to shareholders. Additionally, equity securities sold in the future could include shares of previously undesignated preferred stock that could have rights and preferences adversely affecting the rights of holders of Common Stock. If the Company's operational plans do not progress as anticipated, the Company's ability to attract additional financing could be impaired. No assurance can be given that the Company will be able to obtain any additional financing on acceptable terms or at all, and failure to do so would have a material, adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF MARKET ACCEPTANCE

The commercial success of the Company's Basis Cardiac Output Monitoring System will require acceptance by cardiac surgeons and other medical specialists. Such acceptance will depend, in part, upon clinical validation results and the conclusion by these medical professionals that the Basis Cardiac Output Monitoring System is accurate, reliable and effective and that that Basis Cardiac Output Monitoring System

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                                                                    EXHIBIT 99.1


offers enhanced functionality relative to current cardiac output monitoring technologies. There can be no assurance that the Basis Cardiac Output Monitoring System will provide clinical benefits considered superior by these professionals or that a sufficient number of such professionals will use the Basis Cardiac Output Monitoring System for commercial success to be achieved. Because the Basis Cardiac Output Monitoring System represents a different method of clinical assessment and an improved product compared to the Company's earlier development efforts that failed to achieve commercial success, there may be greater reluctance to accept this product than would occur with products using well-established technologies. Substantial efforts may need to be devoted to educating the market to the Company's technologically different approach and the improvements in the Basis Cardiac Output Monitoring System over the Company's prior cardiac output monitoring systems. Failure of the Company's product to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

LACK OF MANUFACTURING EXPERIENCE

The Company's current plans call for it to manufacture the Basis Cardiac Output Monitoring System internally. The Company has only limited manufacturing experience and could encounter difficulties in scaling up production. These problems may include estimating optimal product volume and mix requirements, production yields, controlling and anticipating product costs, quality control and assurance, component supply and contending with shortages of qualified personnel. There can be no assurance that manufacturing difficulties will not occur. Such difficulties could have a material adverse effect on the Company.

LACK OF MARKETING EXPERIENCE

A key element of the Company's business strategy is to market and sell the Basis Cardiac Output Monitoring System through a direct sales organization in the United States and through an international distribution network. The Company has no experience in marketing the Basis Cardiac Output Monitoring System and no current sales capabilities. There can be no assurance that the Company's proposed marketing efforts will result in commercial sales or that the Company will be able to develop an effective sales force and distribution network without incurring substantial delays or costs or at all. Failure to develop an effective direct sales organization or an effective international distribution network would have a material adverse effect on the Company.

COMPETITION

Competition in the medical device industry in general and in the market for cardiac output monitoring in particular is intense. The cardiac output monitoring market is currently dominated by companies such as Edwards Critical Care (a division of Baxter Healthcare Corporation), Johnson and Johnson and Abbott Critical Care who make and sell catheters, thermodilution cardiac monitors and peripheral products used to measure cardiac output by the widely used thermodilution method. While the Company believes its Basis Cardiac Output Monitoring System represents significant improvements over existing products in the marketplace, the Company must be able to effectively demonstrate the beneficial features of the Basis Cardiac Output Monitoring System and must maintain competitive pricing in order to successfully sell its products. Competition in the Company's market may result in pricing pressures that may adversely affect product gross margins. The Company competes with the companies listed above and other large companies, many of which have greater resources and established operations. These competitors also have greater depth in research and development, manufacturing and marketing and sales capabilities. The ability of the Company to compete effectively will depend upon the advantages and proprietary nature of the Basis Cardiac Output Monitoring System, on the Company's ability to attain and maintain technological leadership and to generate sales. There can be no assurance that the Company will be able to successfully compete against its current or future competitors.

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                                                                    EXHIBIT 99.1


LIMITED HUMAN USE OF THE BASIS CARDIAC OUTPUT MONITORING SYSTEM

To date, the Company has completed extensive research, conducted lab and animal testing and conducted limited human clinical use of the Basis Cardiac Output Monitoring System. Although the Company believes that its research and testing provide conclusive support for the Basis Cardiac Output Monitoring System's performance in humans, there can be no assurance that research and animal testing alone will identify all the technical issues or potential problems with use of the Basis Cardiac Output Monitoring System in humans in generally, or in any subset of humans having differing anatomical structures or disease characteristics. The Company began product evaluations of the Basis Cardiac Output Monitoring System and RealFlow Probe at one clinical site in the U.S. Early results from these evaluations indicate the need for modifications to the Basis Cardiac Output Monitoring System in order to meet the Company's product performance expectations. While the Company intends to make these modifications before continuing with further product evaluations at its clinical sites, there can be no assurance that the necessary modifications can be timely and successfully developed. Any failure of the Basis Cardiac Output Monitoring System to achieve acceptable results in future evaluations could lead to delays in the introduction and market acceptance of the Basis Cardiac Output Monitoring System. A delay in market introduction of the Basis Cardiac Output Monitoring System would have a material adverse effect on the Company's business, financial condition and results of operations.


TECHNOLOGICAL OBSOLESCENCE; DEVELOPMENT OF NEW PRODUCTS

Rapid technological advances characterize the medical device market. Even if the Basis Cardiac Output Monitoring System is successfully developed and accepted, it may be rendered obsolete by technological developments, new innovations or changes in the medical marketplace. The Company's success will depend in part on its ability to respond quickly to medical and technological changes and to develop and introduce new, cost-effective versions of its Basis Cardiac Output Monitoring System in response to competitive innovations. Development and commercialization of new products will require additional research and development expenditures and may require new regulatory approvals. There can be no assurance that the Company will successfully identify new market opportunities and develop new products or that these new products will receive necessary regulatory approvals or be successfully received by the marketplace or, if so, that the Company's products will not be rendered obsolete by changes in technology.

LIMITATIONS ON THIRD PARTY REIMBURSEMENT

The Basis Cardiac Output Monitoring System will generally be purchased by hospitals which then seek reimbursement from various public and private third party payers covering cardiac surgery patients, such as Medicare, Medicaid and private insurers, for the health care services provided to patients. There can be no assurance that these third party payers will consider use of the Basis Cardiac Output Monitoring System cost-effective. If the Basis Cardiac Output Monitoring System is not considered cost-effective and not approved for reimbursement, this will materially adversely affect the prospects of the Basis Cardiac Output Monitoring System and the Company itself. Even if the third party payers approve the Basis Cardiac Output Monitoring System for reimbursement, there can be no assurance that the level of reimbursement approved will be high enough to make the Company a profit from selling the Basis Cardiac Output Monitoring System. Furthermore, the amount of reimbursement for treatment for various cardiac diseases could decrease in the future and reduce the amount paid for the Basis Cardiac Output Monitoring System. Failure by hospitals and other users of the Company's products to obtain sufficient reimbursement for use of the Basis Cardiac Output Monitoring System in cardiac output monitoring could have a material adverse effect on the Company.

PATENTS AND PROPRIETARY RIGHTS

The Company's success depends in part on its ability to obtain and maintain patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company currently holds five U.S. patents, two Canadian patents, one European patent relating to devices and methods used to measure blood flow through a major mammalian artery using ultrasound technology, as well as four U.S. patents pending and patents and patent applications pending in Japan and European countries relating to an endotrachial device. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, may be highly uncertain. No assurances can be given that any current patents will be maintained, that patents under pending applications or any future patent applications will be issued, that the scope of any patent protection

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                                                                    EXHIBIT 99.1


will exclude competitors or provide competitive advantages to the Company, that any of the Company's patents will be held valid if subsequently challenged, that others will not claim rights in or ownership of the patents and other proprietary rights held by the Company or that the Basis Cardiac Output Monitoring System or other products and processes will not infringe, or be alleged to infringe, the proprietary rights of others.

If the Company is found to have infringed on the rights of a third party, the Company may be unable to market its products without a license from such third party. There is no assurance that the Company would be able to obtain such a license on satisfactory terms, or at all. Furthermore, there can be no assurance that others have not developed or will not develop similar products or manufacturing processes, duplicate any of the Company's products or manufacturing processes, or design around the Company's patents. In addition, whether or not additional patents are issued to the Company, others may hold or receive patents that contain claims having a scope that covers products subsequently developed by the Company.

The Company also relies on unpatented trade secrets to protect its proprietary technology, and no assurance can be given that others will not independently develop or otherwise acquire substantially equivalent technologies or otherwise gain access to the Company's proprietary technology or disclose such technology or that the Company can ultimately protect meaningful rights to such unpatented proprietary technology.

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Litigation, which could result in substantial cost to and diversion of effort by the Company, may be necessary to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company, to defend the Company against claimed infringement of the rights of others or to determine the ownership, scope or validity of the proprietary rights of the Company and others. An adverse determination in such litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing, selling or using its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS RELATED TO YEAR 2000 COMPLIANCE ISSUES

Many computer systems and applications use two-digit date fields to identify a given year. The so-called "Year 2000" or "Y2K" problem is the failure of date-sensitive computing systems and applications to properly recognize and process dates into and after the Year 2000. These problems may cause incorrect processing of financial and operational information, and could result in business interruptions. Although the Company believes that the Basis Cardiac Output Monitoring System is Y2K compliant and is currently seeking to identify and remediate its Year 2000 risk with regard to its internal systems, there can be no assurance that the Company will identify all of its potential Year 2000 issues. Additionally, while the Company plans to evaluate the Year 2000 compliance of its material vendors, distributors and other significant business partners, there can be no assurance that these parties will successfully achieve Year 2000 compliance for their products and internal systems. If the Company or one of its significant business partners fails to identify and correct all Year 2000 problems, there could be a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENTAL REGULATION

As a medical device company, the Company is subject to extensive and rigorous regulation by the FDA in the United States and by comparable agencies in foreign countries. The FDA regulates the introduction of medical devices as well as manufacturing, labeling, distribution, sale, marketing, advertising, promotion and record keeping procedures for such products.

Although the 510(k) marketing clearance received from the FDA for the Company's trans-aortic system was recently reviewed by the Company and outside advisors and is believed to be valid for the Basis Cardiac Output Monitoring System, such clearance can be withdrawn temporarily or permanently by the FDA due to failure to comply with regulatory standards or the occurrence of unforeseen problems with the Basis Cardiac Output Monitoring System. The FDA also has the power to limit or prevent the manufacture

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                                                                    EXHIBIT 99.1


or distribution of the Basis Cardiac Output Monitoring System and could require its recall. FDA regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretation made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. The FDA and various agencies inspect the Company and its facilities from time to time to determine whether the Company is in compliance with regulations relating to medical device manufacturing, including regulations concerning manufacturing, testing, quality control and product labeling practices. A determination that the Company is in material violation of such regulations could lead to the imposition of civil penalties, including fines, product recalls, product seizures, or, in extreme cases, criminal sanctions. In addition, there can be no assurance that the government regulations will not change, and thereby prevent the Company from temporarily or permanently marketing the Basis Cardiac Output Monitoring System. The withdrawal by the FDA of its marketing approval for the Basis Cardiac Output Monitoring System, the recall of the Basis Cardiac Output Monitoring System or similar regulatory action would have a material adverse effect on the Company's business, financial condition and results of operations.

As part of its strategy, the Company expects to pursue commercialization of its products in international markets, and therefore, the Company's products will be subject to regulations that vary from country to country. The process of obtaining foreign regulatory approvals in certain countries can be lengthy and require the expenditure of substantial resources. There can be no assurance that the Company will be able to obtain necessary regulatory approvals or clearances on a timely basis or at all, and delays in receipt of or failure to receive such approvals or clearances, or failure to comply with existing or future regulatory requirements, could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF HEALTH CARE REFORM

The levels of revenue and profitability of medical device companies may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to control health care costs. These proposals contain measures intended to control public and private spending on health care as well as to provide universal public access to the health care system. If enacted, such proposals may result in a substantial restructuring of the health care delivery system. Significant changes in the nation's health care system are likely to have a substantial impact on the manner in which the Company conducts its business and could have a material adverse effect on the Company's business, financial condition and results of operations. Similarly, the marketing and sale of the Company's products in foreign countries could be materially adversely affected by health care reform in such countries.

NEED TO EXPAND; DEPENDENCE ON KEY PERSONNEL

The Company needs to expand its management, research and development, manufacturing and sales and marketing personnel in order to support development and commercialization of the Basis Cardiac Output Monitoring System. The inability to hire personnel as needed may have a material adverse effect on the Company. The success of the Company will depend in part upon its ability to attract and retain capable technical staff as well as sales and marketing personnel in the future. The Company is currently dependent on the services of Andrew M. Weiss, the Company's President and Chief Executive Officer, and Steven
R. Wedan, the Company's Vice-President, Engineering. The loss of either of Messrs. Weiss or Wedan could have a material adverse effect on the Company.

RISKS RELATED TO INTERNATIONAL SALES

The Company's plan to distribute the Basis Cardiac Output Monitoring System in international markets involves certain risks, including the impact of any tariffs, quotas and taxes which may be imposed by foreign governments on international sales of the Basis Cardiac Output Monitoring System, the impact of potential political and economic instability on demand for the Basis Cardiac Output Monitoring System, restrictions on import or export of technology which could prohibit or restrict international sales, and

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                                                                    EXHIBIT 99.1


potentially limited intellectual property protection which could cause the Company to refrain from selling in certain international markets. Currency fluctuations could also cause the Basis Cardiac Output Monitoring System to become less affordable or less price competitive in international markets. Any of these factors would adversely impact the Company's ability to sell the Basis Cardiac Output Monitoring System internationally, and could in turn have a material, adverse impact on the Company's business, financial condition and results of operations.

DEPENDENCE ON KEY SUPPLIERS

There are multiple sources for most of the components used in the Basis Cardiac Output Monitoring System. Several components, however, are currently available from only a limited number of vendors. The inability to obtain such components on a timely basis from such vendors would have an adverse impact on the Company's ability to fill orders from customers.

PRODUCT LIABILITY; AVAILABILITY OF INSURANCE

The medical device industry is subject to substantial litigation, and the Company faces an inherent business risk of exposure to product liability claims in the event that the use of the Basis Cardiac Output Monitoring System is alleged to have resulted in adverse effects to a patient. Although the Company intends to maintain product liability insurance, there can be no assurance that the coverage limits of its insurance policies will be adequate, or that such insurance will be available in the future on acceptable terms, if at all. A product liability claim or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on the business, financial conditions and results of operations of the Company.

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